ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2006
SECOND QUARTER RESULTS
TORONTO, ON — May 8, 2006 — Envoy Communications Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its second quarter and six months ended March 31, 2006.
Revenues for the quarter were $7.7 million compared to $10.2 million for the second quarter of 2005. Net earnings for the quarter were a loss of $0.4 million, or ($0.02) per common share, compared to net earnings of $0.8 million, or $0.04 per common share for the same period of 2005.
For the six months ended March 31, 2006, revenues were $16.4 million compared to $19.3 million for second quarter of 2005. Net earnings for the period were a loss of $1.6 million or ($0.07) per common share, compared to net earnings of $1.5 million or $0.06 per common share for the same period last year.
Envoy announced the launch of its Merchant Banking Division, Envoy Capital Group, during the second quarter. “We have and will continue to be very cautious in investing this capital. Our stated objective at the time we launched the Merchant Bank was to generate superior returns. However, we also understand the importance of preserving our capital and we are moving forward carefully as it is invested”, said Envoy’s CFO Joe Leeder. Our investment income for the six months ended March 31, 2006 was $1.4 million compared to $1.5 million for the six months ending March 31, 2005.
Envoy acquired an additional 5% of Parker Williams Design Limited in the United Kingdom at the beginning of March, 2006 and increased its ownership to 70%.
In the first six months of this fiscal year Envoy repurchased 70,200 shares under its normal course issuer bid program. As at March 31, 2006 there were 20,937,317 shares outstanding.
Going forward, Envoy’s management anticipates the company will be profitable and cash flow positive for the year.
Management’s discussion and analysis, containing a full analysis of financial results, is available on SEDAR.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to

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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:	March 31	September 30
	2006	2005

Current assets	$19,814,065	$44,759,297
Long-term assets	60,020,278	38,192,230

	79,834,343	82,951,527

Current liabilities	7,588,380	8,843,093
Long-term liabilities	209,974	252,093

	7,798,354	9,095,186

Minority interest	294,913	300,858

Shareholders’ equity	71,741,076	73,555,483

	$79,834,343	$82,951,527

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

For the nine months ended:	March 31	March 31
	2006	2005
Net revenue	$16,397,691	$19,258,764

Operating expenses:
Salaries and benefits	12,616,952	12,533,269
General and administrative	2,860,849	3,693,070
Occupancy costs	1,554,703	1,825,246

	17,032,504	18,051,585

Depreciation	1,043,505	1,175,446

Amortization of intangible assets	35,629	—

Investment Earnings	(1,423,234)	(1,502,555)

Interest (income) expense and financing costs	(43,445)	(21,846)

	16,644,959	17,702,630

(Loss) earnings before restructuring expense, income taxes, minority interest and discontinued operations	(247,268)	1,556,134

Restructuring expense	(1,856,417)	—

(Loss) earnings before income taxes, minority interest and discontinued operations	(2,103,685)	1,556,134

Income tax (recovery) expense	(818,565)	29,185

(Loss) earnings before minority interest and discontinued operations	(1,285,120)	1,526,949

Minority interest	277,491	8,012

(Loss) earnings from continuing operations	(1,562,611)	1,518,937

(Loss) earnings from discontinued operations, net of income taxes	—	(60,188)

Net (loss) earnings	(1,562,611)	1,458,749

(Loss) earnings per share
Basic	$(0.07)	$0.06
Diluted	$(0.07)	$0.06

(Loss) earnings per share — continuing operations
Basic	$(0.07)	$0.07
Diluted	$(0.07)	$0.07

(Loss) earnings per share — discontinued operations
Basic	$—	$(0.00)
Diluted	$—	$(0.00)

Weighted average number of common shares outstanding — basic	21,004,935	22,705,236
Weighted average number of common shares outstanding — fully diluted	21,019,136	22,705,236

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(42,402,587)	$(48,344,277)

Net (loss) earnings	(1,562,611)	1,458,749

Deficit, end of year	$(43,965,198)	$(46,885,528)

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2006	2005
Net revenue	$7,655,664	$10,156,871

Operating expenses:
Salaries and benefits	6,316,308	6,508,351
General and administrative	764,351	946,482
Occupancy costs	1,187,215	2,027,666

	8,267,874	9,482,499

Depreciation	506,855	599,036

Amortization of intangible assets	17,924	—

Investment Earnings	(490,699)	(487,038)

Interest (income) expense and financing costs	(26,645)	(29,945)

	8,275,309	9,564,552

(Loss) earnings before restructuring expense, income taxes, minority interest and discontinued operations	(619,645)	592,319

Restructuring expense	—	—

(Loss) earnings before income taxes, minority interest and discontinued operations	(619,645)	592,319

Income tax (recovery) expense	(301,364)	(233,541)

(Loss) earnings before minority interest and discontinued operations	(318,281)	825,860

Minority interest	116,796	8,012

(Loss) earnings from continuing operations	(435,077)	817,848

(Loss) earnings from discontinued operations, net of income taxes	—	(5,729)

Net (loss) earnings	(435,077)	812,119

(Loss) earnings per share
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.04

(Loss) earnings per share — continuing operations
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.04

(Loss) earnings per share — discontinued operations
Basic	$—	$(0.00)
Diluted	$—	$(0.00)

Weighted average number of common shares outstanding — basic	20,999,739	22,329,631
Weighted average number of common shares outstanding — fully diluted	21,013,941	22,329,631

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(43,530,121)	$(47,697,647)

Net (loss) earnings	(435,077)	812,119

Deficit, end of year	$(43,965,198)	$(46,885,528)